

Mail Stop 4720

October 6, 2009

Mr. Gary R. Schminkey
Executive Vice President and Chief Financial Officer
Columbia Banking System, Inc.
1301 "A" Street
Tacoma, Washington 98402

> **Re:** **Columbia Banking System, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Periods Ended June 30, 2009 and March 31, 2009**
> **Form 8-K Filed June 15, 2009**
> **File No. 000-20288**

Dear Mr. Schminkey:

We have completed our review of your Forms 10-K and related filings and have no further comments at this time.

Sincerely,

Hugh West
Branch Chief